UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

SCHEDULE 14f-1
Under the Securities Exchange Act of 1934

ALMADORO MINERALS CORP.
(Exact name of registrant as specified in its corporate charter)

000-51707
Commission File No.

Nevada	00-0000000
(State of Incorporation)	(IRS Employer Identification No.)

9620 Williams Road, Richmond, British Columbia, Canada V7A 1H2
(Address of principal executive offices)

(604) 644-4423
(Registrant's telephone number, including area code)

July 23, 2008

ALMADORO MINERALS CORP.
Schedule 14f-1

INFORMATION STATEMENT PURSUANT TO SECTION 14(F) OF THE SECURITIES EXCHANGE ACT OF 1934 AND RULE 14F-1 THEREUNDER

INTRODUCTION

        This Information Statement is being mailed on or about July 23, 2008, to all known holders of record on June 3, 2008, of shares of common stock, par value $0.001 per share (the ‘Common Stock’), of Almadoro Minerals Corp. (“we” or the “Company”) in connection with an anticipated change in a majority of the members of the Company’s Board of Directors (the ‘Board’). The information contained in this Information Statement regarding the persons designated to become directors of the Company has been furnished to the Company by third parties and the Company assumes no responsibility for its accuracy or completeness. The information contained in this Information Statement is being provided pursuant to Section 14(f) of the Securities Exchange Act of 1934, as amended (the ‘Exchange Act’) and Rule 14f-1 of the U.S. Securities and Exchange Commission (the ‘SEC’) thereunder.

        This change resulted from the purchase by Michael Dean Stemple and certain of his family members of approximately 19,900,000 shares of the Company’s $0.001 par value common stock (“Common Stock”) from Ken Ralfs (the “Stock Purchase”) and the purchase by the Company of certain intellectual property from Mr. Stemple (the “Intellectual Property Purchase”), each of which occurred effective July 17, 2008. In connection with the Stock Purchase and the Intellectual Property Purchase, Mr. Stemple was appointed an officer and director of the Company and Mr. Ralfs agreed to resign as an officer and director of the Company. None of our shareholders will have the opportunity to vote on the Stock Purchase or the Intellectual Property Purchase. We are providing this Information Statement to you in order to keep you informed.

THE STOCK PURCHASE AND THE INTELLECTUAL PROPERTY PURCHASE

        Effective July 17, 2008, Michael Dean Stemple purchased 10,000,000 shares of the Company’s common stock from Ken Ralfs for $0.0001 per share or an aggregate purchase price of $1,000. Also effective July 17, 2008, Mr. Stemple’s brothers, Thomas Martin Stemple and Christopher James Stemple and parents Thomas Harold Stemple and Florence Alice Stemple also purchased an aggregate of 9,900,000 shares of Common Stock from Mr. Ralfs for $0.0001 per share. The purchase of the shares of Common Stock by Michael Dean Stemple, Thomas Martin Stemple and Christopher James Stemple and parents Thomas Harold Stemple and Florence Alice Stemple are referred to herein sometimes as the “Stemple Stock Purchase.”

        Effective July 17, 2008, the Company purchased for $5,000 certain intellectual property from Michael Stemple. Further, the Company assumed certain liabilities of Mr. Stemple of approximately $80,000 in connection with the purchase of the intellectual property.

        Effective July 17, 2008, Ken Ralfs resigned as the as the President, Chief Financial Officer and Chief Executive Officer immediately and from all other officer positions and as a member of the Board of Directors effective ten (10) days after the date on which this Information Statement is filed with the Commission and mailed to all holders of record of our common stock.

        As a result of the Stemple Stock Purchase, the appointment of Mr. Stemple to the board of directors and Mr. Ralfs’ resignation as a member of the board, a change of control in the Company has occurred.

        You can obtain information about the Stemple Stock Purchase and the Intellectual Property Purchase in the future by viewing documents filed by us with the Commission at its web site at www.sec.gov.

VOTING SECURITIES

        As of June 3, 2008, we had 43,515,000 shares of common stock outstanding. Each share of Common Stock entitles the holder thereof to one vote on each matter that may come before a meeting of the shareholders. The Company has no other securities, voting or nonvoting, outstanding.

SECURITY OWNERSHIP OF CERTAIN BENEFICIAL OWNERS AND MANAGEMENT

        The following table sets forth certain information regarding the beneficial ownership(1) of our common stock after the Stemple Stock Purchase by (i) Mr. Stemple and (ii) each person who, to the Company’s knowledge, will be the beneficial owner of more than five percent of our common stock and (iii) all of the Company’s directors and executive officers as a group. All share ownership listed in the table is direct, unless otherwise indicated.

Name and Address of Beneficial Owner (1)	Amount of Beneficial Ownership	Percent of Beneficial Ownership
Michael Stemple	10,000,000	22.9%
14405 W. Colfax Ave. Suite 104
Lakewood, CO 80401 (2)

Thomas Martin Stemple	6,200,000	14.2%
14405 W. Colfax Ave. Suite 104
Lakewood, CO 80401 (2)

Christopher James Stemple	3,000,000	6.9%
14405 W. Colfax Ave. Suite 104
Lakewood, CO 80401 (2)

Officers & Directors as a Group	10,000,000	22.9%

(1)	As used in this table, a beneficial owner of a security includes any person who, directly or indirectly, through contract, arrangement, understanding, relationship or otherwise has or shares (a) the power to vote, or direct the voting of, such security or (b) investment power which includes the power to dispose, or to direct the disposition of, such security. In addition, a person is deemed to be the beneficial owner of a security if that person has the right to acquire beneficial ownership of such security within 60 days.

(2)	Michael Dean Stemple is the beneficial owner of 10,000,000 shares of the Company’s Common Stock, Thomas Martin Stemple is the beneficial owner of 6,200,000 shares of the Company’s Common Stock and Christopher James Stemple is the beneficial owner of 3,000,000 shares of the Company’s common stock. Michael Dean Stemple, Thomas Martin Stemple and Christopher James Stemple are each related but have separate residences. Michael Dean Stemple, Thomas Martin Stemple and Christopher James Stemple do not exercise voting or dispositive power over any other shares except those reflected herein and disclaim the beneficial ownership of any other shares. If Michael Dean Stemple, Thomas Martin Stemple, Christopher James Stemple and certain other of their relatives were deemed to be acting as a “group”, they would own 19,900,000 shares of the Company’s Common Stock or 45.7% of the issued and outstanding shares of Common Stock.

CHANGE IN CONTROL

         Michael Dean Stemple is the beneficial owner of 10,000,000 shares of the Company’s Common Stock, Thomas Martin Stemple is the beneficial owner of 6,200,000 shares of the Company’s Common Stock and Christopher James Stemple is the beneficial owner of 3,000,000 shares of the Company’s common stock. Michael Dean Stemple, Thomas Martin Stemple and Christopher James Stemple are each related but have separate residences. Michael Dean Stemple, Thomas Martin Stemple and Christopher James Stemple do not exercise voting or dispositive power over any other shares except those reflected herein and disclaim the beneficial ownership of any other shares. If Michael Dean Stemple, Thomas Martin Stemple, Christopher James Stemple and certain other of their relatives were deemed to be acting as a “group”, they would own 19,900,000 shares of the Company’s Common Stock or 45.7% of the issued and outstanding shares of Common Stock. As a result of the Stemple Stock Purchase and Mr. Ralfs’ resignation as an officer and director, the Company has experienced a change in control.

        The Company knows of no other arrangement or events, the happening of which will result in a change in control.

LEGAL PROCEEDINGS

        No material legal proceedings, to which the Company is a party or to which the property of the Company is subject, is pending or is known by the Company to be contemplated. Also, the Company is not aware of any legal proceedings in which any director, officer, or any owner of record or beneficial owner of more than five percent of any class of voting securities of the Company, or any Incoming Director, incoming executive officer, future beneficial owner or any affiliate of any such director, officer, affiliate of the Company, or security holder is a party adverse to the Company or any of its subsidiaries or has a material interest adverse to the Company or any of its subsidiaries.

DIRECTORS

        As described above, in connection with the Stemple Stock Purchase and the Intellectual Property Purchase, Mr. Ralfs’ has resigned no earlier than ten (10) days after the date on which this Information Statement is filed with the Commission and mailed to all holders of record of our common stock. The following information relates to Mr. Stemple.

        Michael Stemple, age 38, has served as a director and an officer of the Company since July 2008. Mr. Stemple has served as the Chief Executive Officer of Trend Ventures, Inc. a technology creation and incubator company located in Lakewood, Colorado since June 2007. Since November 2004, Mr. Stemple has served as the Founder and President of SkinIt, Original Wraps, and Bottle Wraps Inc. where he formed the initial infrastructure; developed the products and manufacturing processes; oversaw the release of numerous products into the automotive, consumer electronic, and outdoor retail/wholesale channels; established a management team and raised the necessary venture capital. After leading SkinIt Inc. through two years of revenue growth and international expansion, Mr. Stemple navigated the successful sale of the company to Global Wireless Entertainment, Inc., a leading provider of brand management services. Mr. Stemple’s background also includes serving as Founder, Chairman and Chief Executive Officer of nReach Inc. which was purchased by SmartServ, Inc., (OTC: SSRV) a leading provider of Mobile Virtual Network Operator infrastructure services and TRIPDA/ Nomad Labs Inc., a developer of wireless technologies for the retail market. Mr. Stemple graduated from Metropolitan State College with a degree in Biology/Chemistry and is a veteran of the United States Army Medical Corp.

        Mr. Stemple intends to devote such time as he deems necessary to perform his duties to the Company and will be subject to conflicts of interest. Mr. Stemple expects to devote other time to other business endeavors, including by not limited to Trend Ventures, Inc., a Colorado corporation in which he is an officer and director and he has responsibilities to other entities as well. Because of these relationships, Mr. Stemple will be subject to conflicts of interest. Such conflicts include deciding how much time to devote to our affairs, as well as what business opportunities should be presented to the Company.

         Mr. Stemple will serve a term of office that shall continue until the next annual meeting of shareholders and until his successor has been duly elected and qualified. Future officers of the Company will serve at the pleasure of the Board of Directors.

         Mr. Stemple has not within the last five years: (i) had a bankruptcy petition filed by or against any business of which such person was a general partner or executive officer either at the time of the bankruptcy or within two years prior to that time; (ii) been convicted in a criminal proceeding or is currently subject to a pending criminal proceeding (excluding traffic violations or similar misdemeanors); (iii) been subject to any order, judgment or decree, not subsequently reversed, suspended or vacated, of any court of competent jurisdiction, permanently or temporarily enjoining, barring, suspending or otherwise limiting his involvement in any type of business, securities or banking activities; (iv) been found by a court of competent jurisdiction (in a civil action), the Securities and Exchange Commission (the “Commission”) or the Commodity Futures Trading Commission to have violated a federal or state securities or commodities law, and the judgment has not been reversed, suspended or vacated. There are no family relationships among any directors and executive officers of the Company.

CERTAIN RELATED TRANSACTIONS AND RELATIONSHIPS

        The Company has recognized donated rent at $250 per month and donated services provide by the President of the Company at $500 per month. Commencing February 1, 2007, the Company paid management fees to the President of the Company at a rate of CDN$833 per month for February and March 2007 and CDN$3,000 commencing April 2007. For the year ended January 31, 2008, the Company recognized $3,000 (2007-$3,000) in donated rent and $30,390 (CDN$31,667)(2007-$6,333) in management expenses. The President also received a bonus of $4,971 (CDN$5,000)(2007-$nil) for the year ended January 31, 2008.

        As of January 31, 2008, the Company is indebted to the former President of the Company for $88 (2007- $75), representing expenses paid on behalf of the company. This amount is unsecured, non-interest bearing and has no repayment terms.

        Effective July 17, 2008, the Company purchased for $5,000 certain intellectual property from Michael Stemple, an officer, appointed director and principal shareholder. Further, the Company assumed certain liabilities of Mr. Stemple of approximately $80,000 in connection with the purchase of the intellectual property. See “The Stock Purchase and the Intellectual Property Purchase” above.

        Effective July 17, the Company entered into an employment agreement with Michael Stemple (the “Stemple Employment Agreement”). See “Compensation of Directors and Executive Officers” below.

SECTION 16(a) BENEFICIAL OWNERSHIP REPORTING COMPLIANCE

        Section 16(a) of the Exchange Act, generally requires the Company’s directors and executive officers and persons who own more than 10% of a registered class of the Company’s equity securities (“10% owners”) to file with the SEC initial reports of ownership and reports of changes in ownership of Common Stock and other equity securities of the Company. Directors and executive officers and 10% owners are required by Securities and Exchange Commission regulation to furnish the Company with copies of all Section 16(a) forms they file. During the fiscal year ended January 31, 2008, based solely on the Company’s review of the copies of the forms received by it, the Company believes that no person who, at any time during such fiscal year, was a director, officer or beneficial owner of more than 10% of the Company’s common stock failed to comply with all Section 16(a) filing requirements during such fiscal year.

BOARD COMMITTEES AND OTHER BOARD INFORMATION

        The Board of Directors of the Company does not presently have an audit, nominating or compensation committee. Instead, the Board itself performs such functions. However, after the Closing Date, the Board may establish one or more committees, in its discretion.

        During our current fiscal year to the date of this filing, the Board had no meetings but took action by unanimous consent on three separate occasions. The Company does not have any disagreements with the Outgoing Directors.

COMPENSATION OF DIRECTORS AND EXECUTIVE OFFICERS

        The following table summarizes the total compensation of our President and Secretary for the last three years. They were our only executive officers during that time.

SUMMARY COMPENSATION TABLE

Name and Principal position	Year	Salary $	Total $
Ken Ralfs	2006	n/a	n/a
CEO	2007	2,500	2,500
Jan 2007 - present	2008	27,000	27,000	(1)
CFO
Jan 2007 - present

Gordon Racette	2006	0	0
CEO	2007	0	0
Nov 2005 - Jan 2007	2008	n/a	n/a
CFO
Nov 2005 - Jan 2007

(1)     This amount is in Canadian dollars and represents the monthly management fee paid to Mr. Ralfs.

No stock options were granted to the directors or executive officers during the last year. No options or other derivative securities are presently outstanding, and we presently have no option plan or other arrangement providing for the issuance of such securities.

The Company does not pay compensation to members of its Board of Directors. A director may receive compensation, if at all, as an officer or employee for those duties exclusively. The Board may decide to compensate its members in the future, as it so decides in the best interest of the shareholders.

        On July 17, 2008, the Company entered into an employment agreement with Michael Stemple (the “Stemple Employment Agreement”). Pursuant to the Stemple Employment Agreement, Mr. Stemple agreed to devote such time as he deems necessary to perform his duties to the Company and will be subject to conflicts of interest. Pursuant to the Stemple Employment Agreement, Mr. Stemple will receive a base salary of approximately $120,000 per annum with an increase in his base salary and any discretionary bonuses subject to approval by the Board of Directors. The Stemple Employment Agreement contain provisions under which the Company will be obligated to pay Mr. Stemple compensation if he is terminated, removed or pursuant to a change of control of the Company.

NO STOCKHOLDER ACTION REQUIRED

This Information Statement is being provided for informational purposes only, and does not relate to any meeting of stockholders. Neither applicable securities laws, nor the corporate laws of the State of Nevada require approval of the transactions contemplated hereunder. No vote or other action is being requested of the Company’s stockholders. This Information Statement is provided for informational purposes only. This Information Statement has been filed with the SEC and is available electronically on EDGAR at http://www.sec.gov. On the tenth (10th) day following the mailing of this Information Statement to the Company’s stockholders, Michael Dean Stemple will serve as a director of the Company and will constitute the entire Board. On the tenth (10) day following the mailing of this Information Statement to the Company’s stockholders, Mr. Ken Ralfs will resign as a Director of the Company.

SIGNATURES

        In accordance with Section 13 or 15(d) of the Securities Exchange Act of 1934, the registrant has caused this Report to be signed on its behalf by the undersigned, thereunto duly authorized.

ALMADORO MINERALS CORP.
By:	/s/ Ken Ralfs
Ken Ralfs
Ken Ralfs, Secretary, Treasurer and Director